SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                       Amendment No. 1 to

                            FORM U5S



                          ANNUAL REPORT


              For the year ended December 31, 2001



Filed pursuant to the Public Utility Holding Company Act of 1935 by



                Great Plains Energy Incorporated
              (Name of registered holding company)


                           1201 Walnut
                   Kansas City, Missouri 64106
            (Address of principle executive offices)




       Name, Title and Address of Officer to Whom Notices
          and Correspondence Concerning This Statement
                      Should be Addressed:


                       Andrea F. Bielsker
 Vice President - Finance, Chief Financial Officer and Treasurer
                Great Plains Energy Incorporated
                           1201 Walnut
                   Kansas City, Missouri 64106

The 2001 Form U5S is hereby amended as follows:

1.   Substituted Exhibits

Certain exhibits to the 2001 Form U5S were submitted previously on Form SE. The following exhibits are being filed herewith in electronic format and are substituted for the previously submitted exhibits in their entirety:

B-5      Articles of Incorporation dated February 6, 2001 of
         Great Plains Power Incorporated

B-6      Bylaws dated February 6, 2001 of Great Plains Power
         Incorporated

B-7      Articles of Incorporation as amended February 4,
         2000 of Kansas City Power & Light Receivables
         Company

B-8      Bylaws of Kansas City Power & Light Receivables
         Company

B-9 Amended and Restated Certificate of Incorporation dated December 23, 1993 of Wolf Creek Nuclear
         Operating Corporation

B-10     Bylaws as amended December 1, 1993 of Wolf Creek
         Nuclear Operating Corporation

B-11     Articles of Incorporation as amended February 2,
         2000 of Home Service Solutions Inc.

B-12     Bylaws dated May 7, 1998 of Home Service Solutions,
         Inc.

B-13     Articles of Incorporation as amended September 1,
         1998 of Worry Free Service, Inc.

B-14     Bylaws dated January 29, 1997 of Worry Free Service,
         Inc.

B-15     Certificate of Incorporation dated May 22, 1998 of
         R.S. Andrews Enterprises, Inc.

B-16 Bylaws of R.S. Andrews Enterprises, Inc., certified on May 22, 1998, with minutes of action dated
         September 13, 2001, fixing number of directors at four.

B-17 Articles of Incorporation and Articles of Amendment dated July 31, 1998 of R.S. Andrews Termite & Pest
         Control, Inc. (name subsequently changed to RSA
         Services Termite & Pest Control, Inc.)

B-18 Bylaws of R.S. Andrews Termite & Pest Control, Inc., dated October 17, 1995 (name subsequently changed to RSA Services Termite & Pest Control)

B-19     Articles of Incorporation of R.S. Andrews
         Enterprises of Alabama, Inc.

B-20 Bylaws of R.S. Andrews Enterprises of Alabama, Inc., dated October 1, 1998.

B-21     Articles of Incorporation of R.S. Andrews
         Enterprises of Charleston, Inc.

B-22     Bylaws of R.S. Andrews Enterprises of Charleston,
         Inc., dated January 22, 1999.

B-23     Articles of Incorporation of R.S. Andrews
         Enterprises of Columbus, Inc.

B-24     Bylaws of R.S. Andrews Enterprises of Columbus,
         Inc., dated January 22, 1999.

B-25     Articles of Incorporation of R.S. Andrews
         Enterprises of Dallas, Inc.

B-26 Bylaws of R.S. Andrews Enterprises of Dallas, Inc., dated June 25, 1999.

B-27     Articles of Incorporation of R.S. Andrews
         Enterprises of Kansas, Inc.

B-28 Bylaws of R.S. Andrews Enterprises of Kansas, Inc., dated October 1, 1998.

B-29     Articles of Incorporation of R.S. Andrews
         Enterprises of South Carolina, Inc.

B-30     Bylaws of R.S. Andrews Enterprises of South
         Carolina, Inc., dated December 3, 1998.

B-31     Articles of Incorporation of R.S. Andrews of
         Chattanooga, Inc.

B-32     Bylaws of R.S. Andrews of Chattanooga, Inc., dated
         October 6, 1999.

B-33     Articles of Incorporation of R.S. Andrews of
         Fairfax, Inc.

B-34     Bylaws of R.S. Andrews of Fairfax, Inc., dated
         September 7, 1999.

B-35     Articles of Incorporation of R.S. Andrews of
         Maryland, Inc.

B-36     Bylaws of R.S. Andrews of Maryland, Inc., dated
         August 23, 1999.

B-37     Amended and Restated Articles of Incorporation of
         R.S. Andrews Services, Inc., dated September 1,
         1995.

B-38     Amended and Restated Bylaws of R.S. Andrews
         Services, Inc., dated September 1, 1995.

B-39     Articles of Incorporation of R.S. Andrews of Stuart
         II, Inc.

B-40     Bylaws of R.S. Andrews of Stuart II, Inc., dated
         November 2, 1999.

B-41     Articles of Incorporation of R.S. Andrews of
         Tidewater, Inc.

B-42     Bylaws of R.S. Andrews of Tidewater, Inc., dated
         July 26, 1999.

B-43     Articles of Incorporation of R.S. Andrews of
         Wilmington, Inc.

B-44     Bylaws of R.S. Andrews of Wilmington, Inc., dated
         October 6, 1999.

B-45     Articles of Incorporation of R.S. Andrews of
         Jonesboro, Inc.

B-46     Bylaws of R.S. Andrews of Jonesboro, Inc., dated
         November 8, 1999.

B-47     Articles of Incorporation of R.S. Andrews
         Enterprises of Virginia, Inc.

B-48     Bylaws of R.S. Andrews Enterprises of Virginia,
         Inc., dated December 3, 1998.

B-49     Articles of Incorporation of R.S. Andrews
         Enterprises of Tennessee, Inc.

B-50     Bylaws of R.S. Andrews Enterprises of Tennessee,
         Inc., dated October 1, 1998.

B-51     Amended and Restated Articles of Incorporation of
         Premier Service Systems, Inc.

B-52     Articles of Dissolution of Premier Service Systems,
         Inc. dated December 31, 2001

B-53     Bylaws of Premier Service Systems, Inc., dated
         August 27, 1996.

B-54     Articles of Incorporation of RSA Services of
         Florida, Inc.

B-55     Articles of Dissolution of RSA Services of Florida,
         Inc. dated December 31, 2001

B-56     Articles of Incorporation of  R.S. Andrews of
         DeSoto, Inc.

B-57     Articles of Dissolution of R.S. Andrews of DeSoto,
         Inc. dated December 31, 2001

B-58     Articles of Incorporation of R.S. Andrews
         Enterprises of Florida, Inc.

B-59     Articles of Incorporation of R.S. Andrews of
         Grapevine, Inc.

B-60     Articles of Dissolution of R.S. Andrews of
         Grapevine, Inc. dated December 31, 2001

B-61     Articles of Incorporation of R.S. Andrews Home
         Warranty of Florida, Inc.

B-62     Articles of Dissolution of R.S. Andrews Home
         Warranty of Florida, Inc. dated December 31, 2001

B-63     Articles of Incorporation of R.S. Andrews Home
         Warranty of Texas, Inc.

B-64     Articles of Dissolution of R.S. Andrews Home
         Warranty of Texas, Inc. dated December 31, 2001

B-65     Articles of Incorporation of R.S. Andrews of
         Orlando, Inc.

B-66     Articles of Dissolution of R.S. Andrews of Orlando,
         Inc. dated December 31, 2001

B-67     Articles of Incorporation of R.S. Andrews of Palm
         Beach, Inc.

B-68     Bylaws of R.S. Andrews of Palm Beach, Inc., dated
         October 13, 1999.

B-69     Articles of Incorporation of R.S. Andrews of
         Sacramento, Inc.

B-70     Articles of Dissolution of R.S. Andrews of
         Sacramento, Inc. dated December 31, 2001

B-71 Articles of Incorporation of R.S. Andrews Showcase of Atlanta, Inc.

B-72     Articles of Dissolution of R.S. Andrews Showcase of
         Atlanta, Inc. dated December 31, 2001

B-73     Articles of Incorporation of R.S. Andrews of
         Florida, Inc.

B-74     Bylaws of R.S. Andrews of Florida, Inc., dated July
         30, 1999.

B-75     Articles of Incorporation, Notice of Intent to
         Dissolve and Articles of Dissolution of R.S. Andrews of Grand Prairie, Inc.

B-76     Articles of Incorporation of R.S. Andrews of Stuart
         I, Inc.

B-77     Articles of Dissolution of R.S. Andrews of Stuart I,
         Inc. dated December 31, 2001

B-78     Bylaws of R.S. Andrews of Stuart I, Inc., dated
         November 2, 1999.

B-79     Articles of Incorporation of R.S. Andrews
         Enterprises of Topeka, Inc.

B-80 Articles of Dissolution of R.S. Andrews Enterprises of Topeka, Inc. dated December 31, 2001

B-81     Articles of Incorporation of R.S. Andrews of Vero
         Beach, Inc.

B-82     Articles of Dissolution of R.S. Andrews of Vero
         Beach, Inc. dated December 31, 2001

B-83 Articles of Incorporation, dated November 3, 1992, and Certificate of Amendment, dated December 10,
         1996, of KLT Inc.

B-84     Bylaws of KLT Inc., as amended through February 12,
         2001

B-85 Amended Articles Accepting Close Corporation Law dated May 22, 2000 of KLT Investments Inc.

B-86 Amended and Restated Bylaws of KLT Investments Inc., dated July 3, 2000.

B-87 Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Investments II Inc.

B-88     Amended and Restated Bylaws of KLT Investments II
         Inc., dated July 3, 2000.

B-89     Certificate of Incorporation dated April 25, 1997 of
         Energetechs, Inc.

B-90     Bylaws of Energetechs, Inc., dated June 30, 1997.

B-91 Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Energy Services Inc

B-92 Bylaws of KLT Energy Services Inc., as amended through July 3, 2000

B-93     Certificate of Formation, dated May 16, 1997,
         Certificates of Amendment dated January 21, 1998 and
         August 31, 1999, of Custom Energy Holdings, LLC

B-94     Amended and Restated Limited Liability Company
         Agreement dated December 31, 1999 of Custom Energy
         Holdings, LLC

B-95     Certificate of Formation dated September 24, 1998 of
         Strategic Energy, LLC

B-96     Amended and Restated Limited Liability Company
         Agreement of Strategic Energy, LLC, dated December
         31, 1999, and Amendment No. 1 dated April 27, 2001.

B-97 Amended Articles Accepting Close Corporation Law dated May 31, 2000 of KLT Gas Inc.

B-98     Amended and Restated Bylaws of KLT Gas Inc., dated
         July 3, 2000.

B-99     Certificate of Formation dated December 19, 1995 of
         Apache Canyon Gas, LLC

B-100    Amended and Restated Operating Agreement dated March
         17, 1999 of Apache Canyon Gas, LLC

B-101 Articles of Incorporation, dated November 19, 1999, of Far Gas Acquisition Corporation

B-102 Amended and Restated Bylaws, dated January 6, 1997, of Far Gas Acquisition Corporation

B-103    Certificate of Formation dated May 31, 2001 of
         Forest City, LLC

B-104    Limited Liability Company Agreement dated May 31,
         2001 of Forest City, LLC

B-105    Certificate of Formation of Forest City Gathering,
         LLC, dated July 27, 2001.

B-106    Limited Liability Company Agreement dated August 3,
         2001 of Forest City Gathering, LLC

B-107 Articles of Incorporation for a Close Corporation dated May 20, 1999 of KLT Gas Operating Company

B-108    Bylaws of KLT Gas Operating Company, dated June 21,
         1999.

B-109 Articles of Organization, dated January 12, 2000, and Amended Articles of Organization, dated January
         17, 2000, of Patrick KLT Gas, LLC

B-110    Members Agreement and Operating Agreement, dated
         January 14, 2000, of Patrick KLT Gas, LLC

B-111 Amended Articles Accepting Close Corporation Law dated May 19, 2000 of KLT Telecom Inc.

B-112 Amended and Restated Bylaws of KLT Telecom Inc., dated July 3, 2000.

B-113 Certificate of Incorporation, dated May 28, 1997, and Certificate of Amendment, dated June 27, 1997, of Advanced Measurement Solutions, Inc.

B-114    Bylaws dated June 5, 1997 of Digital Systems
         Engineering, Inc. (now known as Advanced Measurement
         Solutions, Inc.)

B-115    Articles of Organization dated May 12, 1998 of
         Copier Solutions, LLC

B-116    Operating Agreement dated June 2, 1998 of Copier
         Solutions, LLC

B-117    Restated Certificate of Incorporation dated February
         12, 1999 of eChannel, Inc.

B-118    Certificate of Formation, dated January 8, 1997, and
         Certificate of Amendment, dated January 20, 1998, of
         Municipal Solutions, LLC

B-119    Limited Liability Company Agreement dated January 9,
         1997 of Municipal Solutions, LLC

B-120    Certificate of Formation, dated January 8, 1997,and
         Certificate of Amendment, dated January 20, 1998, of
         Telemetry Solutions, LLC

B-121    Limited Liability Company Agreement dated January 9,
         1997 of Telemetry Solutions, LLC

B-122    Certificate of Organization Limited Liability
         Company dated August 17, 2000 of
         Globalutilityexchange.com, LLC

B-123    Restated Articles of Incorporation dated April 16,
         1998 of DTI Holdings, Inc.

B-124    Bylaws of DTI Holdings, Inc., as amended through
         April 19, 2001

B-125    Second Restated Articles of Incorporation dated
         April 16, 1998 of Digital Teleport, Inc.

B-126    Bylaws of Digital Teleport, Inc., as amended through
         April 19, 2001

B-127    Articles of Organization dated October 31, 2001 of
         Digital Teleport Nationwide, LLC

B-128 Articles of Incorporation dated September 18, 1998 of Digital Teleport of Virginia, Inc.

B-129    Bylaws of Digital Teleport of Virginia, Inc.

E-1      KCP&L Employee Electrical Appliance and Computer
         Sales Program

E-2      KCP&L Residential Heating and Cooling Systems
         Program

F-9 Classified plant accounts and related depreciation or amortization reserve schedules of KCP&L for the year ended December 31, 2001.

F-12 Chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001

F-13     Chart of accounts of R.S. Andrews Enterprises, Inc.
         and its subsidiaries as of December 31, 2001.


2.   Item 10.  Financial Statements and Exhibits

Exhibit F-11, previously submitted in paper format, is replaced in its entirety with the following Exhibit F-11, which is filed herewith in electronic form. Exhibit F-14 is filed herewith.

Wolf Creek Nuclear Operating Corporation ("WCNOC") does not
prepare income or cash flow statements.   While WCNOC is
considered not to be a public utility company for purposes of the Act, the Kansas Corporation Commission deems WCNOC to be an electric public utility under Kansas state law and requires WCNOC to file an annual report (which is filed herewith as Exhibit E-
4).

F-11 Statement of Owners' Assets and Statement of Expenses of Wolf Creek Nuclear Operating Corporation for the year ended December 31, 2001.

F-14 Classified plant accounts and related depreciation or amortization reserve schedules of Wolf Creek Nuclear
         Operating Corporation for the year ended December 31, 2001.


3. The following exhibits were inadvertently omitted from the 2001 Form U5S and are filed herewith. Copies of the documents listed below which are identified with an asterisk (*) have heretofore been filed with the Commission and are incorporated herein by reference and made a part hereof.

B-130*   Shareholders Agreement dated February 6, 2001, between
         KLT Telecom Inc. and Richard D. Weinstein (Exhibit
         10.31 to Form 10-Q for period ended March 31, 2001,
         File No. 333-50049)

B-131 Stockholders Agreement dated May 29, 1998, by and among R.S. Andrews Enterprises, Inc., Home Service Solutions Inc. and R. Stephen Andrews, individually and in his capacity as Voting Trustee and shareholder's representative, and First Amendment to Stockholders Agreement dated as of April 1, 1999, by and among R. S. Andrews Enterprises, Inc. and the stockholders of the Company set forth on the signature pages.

C-21     Promissory Note dated November 4, 1994, due May 15,
         2004, issued by KLT Investments Inc. to the order of NDH Capital Corporation in the face amount of $4,113,163.

C-22 Promissory Note dated June 30, 1995, due May 15, 2004, issued by KLT Investments Inc. to the order of NDH
         Capital Corporation in the face amount of $4,314,704.

C-23     Promissory Note dated November 3, 1994, due May 15,
         2003, issued by KLT Investments Inc. to the order of Corporate Credit Inc. in the face amount of $3,970,378.

C-24 Promissory Note dated April 1, 1995, due May 15, 2003, issued by KLT Investments Inc. to the order of Corporate Credit Inc. in the face amount of $4,180,451.

C-25     Promissory Note dated October 1, 1995, due May 15,
         2003, issued by KLT Investments Inc. to the order of Corporate Credit Inc. in the face amount of $3,955,768.

C-26     Promissory Note dated December 9, 1994, due May 15,
         2003, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $6,159,643.

C-27     Promissory Note dated March 31, 1999, due October 1,
         2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $2,090,419.

C-28     Promissory Note dated August 18, 1995, due May 15,
         2004, issued by KLT Investments Inc. to the order of Corporate Credit Inc. in the face amount of $3,863,290.

C-29 Promissory Note dated July 1, 1995, due May 15, 2004, issued by KLT Investments Inc. to the order of NDH
         Capital Corporation Inc. in the face amount of $3,113,439.

C-30 Promissory Note dated May 12, 1995, due May 15, 2004, issued by KLT Investments Inc. to the order of NDH
         Capital Corporation Inc. in the face amount of $5,318,971.

C-31     Promissory Note dated November 2, 1995, due May 15,
         2004, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $3,243,051.

C-32 Promissory Note dated March 21, 1997, due May 15, 2005, issued by KLT Investments Inc. to the order of NDH
         Capital Corporation Inc. in the face amount of $3,563,614.

C-33 Promissory Note dated March 21, 1997, due May 15, 2006, issued by KLT Investments Inc. to the order of NDH
         Capital Corporation Inc. in the face amount of $6,712,389.

C-34     Promissory Note dated January 29, 1998, due May 15,
         2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $8,613,347.

C-35     Promissory Note dated March 30, 1999, due October 1,
         2008, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $5,547,350.

C-36 Amendment Agreement entered into among KLT Investments Inc., Kansas City Power & Light Company, Great Plains Energy Incorporated and John Hancock Life Insurance Company relating to certain promissory notes issued by KLT Investments Inc., including the promissory notes included in Exhibits C-21 through C-31, and C-33 through C-35.

C-37 Amendment Agreement entered into among KLT Investments Inc., Kansas City Power & Light Company, Great Plains Energy Incorporated and Community Reinvestment Fund, Inc., made as of October 1, 2001, relating to the promissory note included in Exhibit C-32.



C-38     Remaining Shares Put Option Agreement between KLT
         Telecom Inc. and Richard D. Weinstein, dated February
         6, 2001.

C-39     Remaining Shares Call Option Agreement between Richard
         D. Weinstein and KLT Telecom Inc., dated February 6,
         2001.

C-40 Lease Agreement dated October 1, 1984, between Kansas Gas and Electric Company and Kansas City Power & Light Company, with letter agreement dated April 9, 1991 between Kansas Gas and Electric Company and Kansas City Power & Light Company.

C-41     Facilities Use Agreement by and between St. Joseph
         Light & Power Company and Kansas City Power & Light
         Company for Access by Kansas City Power & Light Company to the Cooper-Fairport-St. Joseph 345 Kilovolt
         Interconnection, dated March 5, 1990.

C-42 Construction and Financing Agreement by and between Associated Electric Cooperative, Inc. and Kansas City Power & Light Company for the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990.

C-43     Short Term Railcar Lease Agreement between Kansas City
         Power & Light Company and Midwest Generation LLC, dated
         October 30, 2001.

C-44     Net Lease of Railroad Equipment between Kansas City
         Power & Light Company and Pullman Leasing Company, dated January 11, 1989.

C-45     Master Railcar Lease between The CIT Group/Equipment
         Financing, Inc. and Kansas City Power & Light Company, dated May 2, 2001.

C-46     Master Lease Agreement between The Equipment Funding
         Group, a Division of Provident Commercial Group, Inc.
         and Kansas City Power & Light Company, dated June 18,
         2001.

C-47* Railcar Lease dated as of April 15, 1994, between Shawmut Bank Connecticut, National Association, and Kansas City Power & Light Company (Exhibit 10 to Form 10-Q for period ended June 30, 1994, File No. 1-707).

C-48* Railcar Lease dated as of January 31, 1995, between First Security Bank of Utah, National Association, and Kansas City Power & Light Company (Exhibit 10-o to Form 10-K for year ended December 31, 1994, File No. 1-707).

C-49*    Railcar Lease dated as of September 8, 1998, between
         CCG Trust Corporation and Kansas City Power & Light
         Company (Exhibit 10(b) to Form 10-Q for period ended
         September 30, 1998, File No. 1-707).

E-3      Electric Kansas Supplemental 2001 Annual Report to the
         State of Kansas State Corporation Commission for the year ending December 31, 2001 of Kansas City Power &
         Light Company (filed on Form SE)

E-4      Electric Utility Annual Report of Wolf Creek Nuclear
         Operating Corporation to the State of Kansas State
         Corporation Commission for the year ending December 31, 2001 (filed on Form SE).

4.   Exhibits filed with this Amendment No. 1.

A listing of all exhibits filed with this Amendment No. 1 follows. Copies of the documents listed below which are identified with an asterisk (*) have heretofore been filed with the Commission and are incorporated herein by reference and made a part hereof.

B-5      Articles of Incorporation dated February 6, 2001 of
         Great Plains Power Incorporated

B-6      Bylaws dated February 6, 2001 of Great Plains Power
         Incorporated

B-7 Articles of Incorporation as amended February 4, 2000 of Kansas City Power & Light Receivables Company

B-8      Bylaws of Kansas City Power & Light Receivables Company

B-9      Amended and Restated Certificate of Incorporation dated
         December 23, 1993 of Wolf Creek Nuclear Operating
         Corporation

B-10     Bylaws as amended December 1, 1993 of Wolf Creek
         Nuclear Operating Corporation

B-11 Articles of Incorporation as amended February 2, 2000 of Home Service Solutions Inc.

B-12     Bylaws dated May 7, 1998 of Home Service Solutions,
         Inc.

B-13 Articles of Incorporation as amended September 1, 1998 of Worry Free Service, Inc.

B-14     Bylaws dated January 29, 1997 of Worry Free Service,
         Inc.

B-15     Certificate of Incorporation dated May 22, 1998 of R.S.
         Andrews Enterprises, Inc.

B-16     Bylaws of R.S. Andrews Enterprises, Inc., certified on
         May 22, 1998, with minutes of action dated September
         13, 2001, fixing number of directors at four.

B-17 Articles of Incorporation and Articles of Amendment dated July 31, 1998 of R.S. Andrews Termite & Pest
         Control, Inc. (name subsequently changed to RSA
         Services Termite & Pest Control, Inc.)

B-18 Bylaws of R.S. Andrews Termite & Pest Control, Inc., dated October 17, 1995 (name subsequently changed to RSA Services Termite & Pest Control)

B-19 Articles of Incorporation of R.S. Andrews Enterprises of Alabama, Inc.

B-20 Bylaws of R.S. Andrews Enterprises of Alabama, Inc., dated October 1, 1998.

B-21 Articles of Incorporation of R.S. Andrews Enterprises of Charleston, Inc.

B-22 Bylaws of R.S. Andrews Enterprises of Charleston, Inc., dated January 22, 1999.

B-23 Articles of Incorporation of R.S. Andrews Enterprises of Columbus, Inc.

B-24 Bylaws of R.S. Andrews Enterprises of Columbus, Inc., dated January 22, 1999.

B-25 Articles of Incorporation of R.S. Andrews Enterprises of Dallas, Inc.

B-26 Bylaws of R.S. Andrews Enterprises of Dallas, Inc., dated June 25, 1999.

B-27 Articles of Incorporation of R.S. Andrews Enterprises of Kansas, Inc.

B-28 Bylaws of R.S. Andrews Enterprises of Kansas, Inc., dated October 1, 1998.

B-29 Articles of Incorporation of R.S. Andrews Enterprises of South Carolina, Inc.

B-30     Bylaws of R.S. Andrews Enterprises of South Carolina,
         Inc., dated December 3, 1998.

B-31     Articles of Incorporation of R.S. Andrews of
         Chattanooga, Inc.

B-32     Bylaws of R.S. Andrews of Chattanooga, Inc., dated
         October 6, 1999.

B-33     Articles of Incorporation of R.S. Andrews of Fairfax,
         Inc.

B-34     Bylaws of R.S. Andrews of Fairfax, Inc., dated
         September 7, 1999.

B-35     Articles of Incorporation of R.S. Andrews of Maryland,
         Inc.

B-36     Bylaws of R.S. Andrews of Maryland, Inc., dated August
         23, 1999.

B-37     Amended and Restated Articles of Incorporation of R.S.
         Andrews Services, Inc., dated September 1, 1995.

B-38     Amended and Restated Bylaws of R.S. Andrews Services,
         Inc., dated September 1, 1995.

B-39     Articles of Incorporation of R.S. Andrews of Stuart II,
              Inc.

B-40     Bylaws of R.S. Andrews of Stuart II, Inc., dated
         November 2, 1999.

B-41     Articles of Incorporation of R.S. Andrews of Tidewater,
         Inc.

B-42     Bylaws of R.S. Andrews of Tidewater, Inc., dated July
         26, 1999.

B-43     Articles of Incorporation of R.S. Andrews of
         Wilmington, Inc.

B-44     Bylaws of R.S. Andrews of Wilmington, Inc., dated
         October 6, 1999.

B-45     Articles of Incorporation of R.S. Andrews of Jonesboro,
         Inc.

B-46     Bylaws of R.S. Andrews of Jonesboro, Inc., dated
         November 8, 1999.

B-47 Articles of Incorporation of R.S. Andrews Enterprises of Virginia, Inc.

B-48     Bylaws of R.S. Andrews Enterprises of Virginia, Inc., dated
         December 3, 1998.

B-49 Articles of Incorporation of R.S. Andrews Enterprises of Tennessee, Inc.

B-50 Bylaws of R.S. Andrews Enterprises of Tennessee, Inc., dated October 1, 1998.

B-51     Amended and Restated Articles of Incorporation of
         Premier Service Systems, Inc.

B-52     Articles of Dissolution of Premier Service Systems,
         Inc. dated December 31, 2001

B-53     Bylaws of Premier Service Systems, Inc., dated August
         27, 1996.

B-54     Articles of Incorporation of RSA Services of Florida,
         Inc.

B-55     Articles of Dissolution of RSA Services of Florida,
         Inc. dated December 31, 2001

B-56     Articles of Incorporation of  R.S. Andrews of DeSoto,
         Inc.

B-57     Articles of Dissolution of R.S. Andrews of DeSoto, Inc.
         dated December 31, 2001

B-58 Articles of Incorporation of R.S. Andrews Enterprises of Florida, Inc.

B-59     Articles of Incorporation of R.S. Andrews of Grapevine,
         Inc.

B-60     Articles of Dissolution of R.S. Andrews of Grapevine,
         Inc. dated December 31, 2001

B-61 Articles of Incorporation of R.S. Andrews Home Warranty of Florida, Inc.

B-62 Articles of Dissolution of R.S. Andrews Home Warranty of Florida, Inc. dated December 31, 2001

B-63 Articles of Incorporation of R.S. Andrews Home Warranty of Texas, Inc.

B-64 Articles of Dissolution of R.S. Andrews Home Warranty of Texas, Inc. dated December 31, 2001

B-65     Articles of Incorporation of R.S. Andrews of Orlando,
         Inc.

B-66     Articles of Dissolution of R.S. Andrews of Orlando,
         Inc. dated December 31, 2001

B-67     Articles of Incorporation of R.S. Andrews of Palm
         Beach, Inc.

B-68     Bylaws of R.S. Andrews of Palm Beach, Inc., dated
         October 13, 1999.

B-69     Articles of Incorporation of R.S. Andrews of
         Sacramento, Inc.

B-70     Articles of Dissolution of R.S. Andrews of Sacramento,
         Inc. dated December 31, 2001

B-71     Articles of Incorporation of R.S. Andrews Showcase of
         Atlanta, Inc.

B-72     Articles of Dissolution of R.S. Andrews Showcase of
         Atlanta, Inc. dated December 31, 2001

B-73     Articles of Incorporation of R.S. Andrews of Florida,
         Inc.

B-74     Bylaws of R.S. Andrews of Florida, Inc., dated July 30,
         1999.

B-75 Articles of Incorporation, Notice of Intent to Dissolve and Articles of Dissolution of R.S. Andrews of Grand
         Prairie, Inc.

B-76     Articles of Incorporation of R.S. Andrews of Stuart I,
         Inc.

B-77     Articles of Dissolution of R.S. Andrews of Stuart I,
         Inc. dated December 31, 2001

B-78     Bylaws of R.S. Andrews of Stuart I, Inc., dated
         November 2, 1999.

B-79 Articles of Incorporation of R.S. Andrews Enterprises of Topeka, Inc.

B-80     Articles of Dissolution of R.S. Andrews Enterprises of
         Topeka, Inc. dated December 31, 2001

B-81     Articles of Incorporation of R.S. Andrews of Vero
         Beach, Inc.

B-82     Articles of Dissolution of R.S. Andrews of Vero Beach,
         Inc. dated December 31, 2001

B-83     Articles of Incorporation, dated November 3, 1992, and
         Certificate of Amendment, dated December 10, 1996, of
         KLT Inc.

B-84     Bylaws of KLT Inc., as amended through February 12,
         2001

B-85     Amended Articles Accepting Close Corporation Law dated
         May 22, 2000 of KLT Investments Inc.

B-86 Amended and Restated Bylaws of KLT Investments Inc., dated July 3, 2000.

B-87     Amended Articles Accepting Close Corporation Law dated
         May 31, 2000 of KLT Investments II Inc.

B-88 Amended and Restated Bylaws of KLT Investments II Inc., dated July 3, 2000.

B-89     Certificate of Incorporation dated April 25, 1997 of
         Energetechs, Inc.

B-90     Bylaws of Energetechs, Inc., dated June 30, 1997.

B-91     Amended Articles Accepting Close Corporation Law dated
         May 19, 2000 of KLT Energy Services Inc

B-92     Bylaws of KLT Energy Services Inc., as amended through
         July 3, 2000

B-93     Certificate of Formation, dated May 16, 1997,
         Certificates of Amendment dated January 21, 1998 and
         August 31, 1999, of Custom Energy Holdings, LLC

B-94     Amended and Restated Limited Liability Company
         Agreement dated December 31, 1999 of Custom Energy
         Holdings, LLC

B-95     Certificate of Formation dated September 24, 1998 of
         Strategic Energy, LLC

B-96     Amended and Restated Limited Liability Company
         Agreement of Strategic Energy, LLC, dated December 31,
         1999, and Amendment No. 1 dated April 27, 2001.

B-97     Amended Articles Accepting Close Corporation Law dated
         May 31, 2000 of KLT Gas Inc.

B-98     Amended and Restated Bylaws of KLT Gas Inc., dated July
         3, 2000.

B-99     Certificate of Formation dated December 19, 1995 of
         Apache Canyon Gas, LLC

B-100    Amended and Restated Operating Agreement dated March
         17, 1999 of Apache Canyon Gas, LLC

B-101    Articles of Incorporation, dated November 19, 1999, of
         Far Gas Acquisition Corporation

B-102    Amended and Restated Bylaws, dated January 6, 1997, of
         Far Gas Acquisition Corporation

B-103    Certificate of Formation dated May 31, 2001 of Forest
         City, LLC

B-104 Limited Liability Company Agreement dated May 31, 2001 of Forest City, LLC

B-105 Certificate of Formation of Forest City Gathering, LLC, dated July 27, 2001.

B-106    Limited Liability Company Agreement dated August 3,
         2001 of Forest City Gathering, LLC

B-107    Articles of Incorporation for a Close Corporation dated
         May 20, 1999 of KLT Gas Operating Company

B-108    Bylaws of KLT Gas Operating Company, dated June 21,
         1999.

B-109    Articles of Organization, dated January 12, 2000, and
         Amended Articles of Organization, dated January 17,
         2000, of Patrick KLT Gas, LLC

B-110    Members Agreement and Operating Agreement, dated
         January 14, 2000, of Patrick KLT Gas, LLC

B-111    Amended Articles Accepting Close Corporation Law dated
         May 19, 2000 of KLT Telecom Inc.

B-112    Amended and Restated Bylaws of KLT Telecom Inc., dated
         July 3, 2000.

B-113    Certificate of Incorporation, dated May 28, 1997, and
         Certificate of Amendment, dated June 27, 1997, of
         Advanced Measurement Solutions, Inc.

B-114    Bylaws dated June 5, 1997 of Digital Systems
         Engineering, Inc. (now known as Advanced Measurement
         Solutions, Inc.)

B-115    Articles of Organization dated May 12, 1998 of Copier
         Solutions, LLC

B-116    Operating Agreement dated June 2, 1998 of Copier
         Solutions, LLC

B-117    Restated Certificate of Incorporation dated February
         12, 1999 of eChannel, Inc.

B-118    Certificate of Formation, dated January 8, 1997, and
         Certificate of Amendment, dated January 20, 1998, of
         Municipal Solutions, LLC

B-119    Limited Liability Company Agreement dated January 9,
         1997 of Municipal Solutions, LLC

B-120    Certificate of Formation, dated January 8, 1997,and
         Certificate of Amendment, dated January 20, 1998, of
         Telemetry Solutions, LLC

B-121    Limited Liability Company Agreement dated January 9,
         1997 of Telemetry Solutions, LLC

B-122 Certificate of Organization Limited Liability Company dated August 17, 2000 of Globalutilityexchange.com, LLC

B-123 Restated Articles of Incorporation dated April 16, 1998 of DTI Holdings, Inc.

B-124    Bylaws of DTI Holdings, Inc., as amended through April
         19, 2001

B-125    Second Restated Articles of Incorporation dated April
         16, 1998 of Digital Teleport, Inc.

B-126    Bylaws of Digital Teleport, Inc., as amended through
         April 19, 2001

B-127    Articles of Organization dated October 31, 2001 of
         Digital Teleport Nationwide, LLC

B-128    Articles of Incorporation dated September 18, 1998 of
         Digital Teleport of Virginia, Inc.

B-129    Bylaws of Digital Teleport of Virginia, Inc.

B-130*   Shareholders Agreement dated February 6, 2001, between
         KLT Telecom Inc. and Richard D. Weinstein (Exhibit
         10.31 to Form 10-Q for period ended March 31, 2001,
         File No. 333-50049)

B-131 Stockholders Agreement dated May 29, 1998, by and among R.S. Andrews Enterprises, Inc., Home Service Solutions Inc. and R. Stephen Andrews, individually and in his capacity as Voting Trustee and shareholder's representative, and First Amendment to Stockholders Agreement dated as of April 1, 1999, by and among R. S. Andrews Enterprises, Inc. and the stockholders of the Company set forth on the signature pages.

C-21     Promissory Note dated November 4, 1994, due May 15,
         2004, issued by KLT Investments Inc. to the order of NDH Capital Corporation in the face amount of $4,113,163.

C-22 Promissory Note dated June 30, 1995, due May 15, 2004, issued by KLT Investments Inc. to the order of NDH
         Capital Corporation in the face amount of $4,314,704.

C-23     Promissory Note dated November 3, 1994, due May 15,
         2003, issued by KLT Investments Inc. to the order of Corporate Credit Inc. in the face amount of $3,970,378.

C-24 Promissory Note dated April 1, 1995, due May 15, 2003, issued by KLT Investments Inc. to the order of Corporate Credit Inc. in the face amount of $4,180,451.

C-25     Promissory Note dated October 1, 1995, due May 15,
         2003, issued by KLT Investments Inc. to the order of Corporate Credit Inc. in the face amount of $3,955,768.

C-26     Promissory Note dated December 9, 1994, due May 15,
         2003, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $6,159,643.

C-27     Promissory Note dated March 31, 1999, due October 1,
         2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $2,090,419.

C-28     Promissory Note dated August 18, 1995, due May 15,
         2004, issued by KLT Investments Inc. to the order of Corporate Credit Inc. in the face amount of $3,863,290.

C-29 Promissory Note dated July 1, 1995, due May 15, 2004, issued by KLT Investments Inc. to the order of NDH
         Capital Corporation Inc. in the face amount of $3,113,439.

C-30 Promissory Note dated May 12, 1995, due May 15, 2004, issued by KLT Investments Inc. to the order of NDH
         Capital Corporation Inc. in the face amount of $5,318,971.

C-31     Promissory Note dated November 2, 1995, due May 15,
         2004, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $3,243,051.

C-32 Promissory Note dated March 21, 1997, due May 15, 2005, issued by KLT Investments Inc. to the order of NDH
         Capital Corporation Inc. in the face amount of $3,563,614.

C-33 Promissory Note dated March 21, 1997, due May 15, 2006, issued by KLT Investments Inc. to the order of NDH
         Capital Corporation Inc. in the face amount of $6,712,389.

C-34     Promissory Note dated January 29, 1998, due May 15,
         2006, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $8,613,347.

C-35     Promissory Note dated March 30, 1999, due October 1,
         2008, issued by KLT Investments Inc. to the order of NDH Capital Corporation Inc. in the face amount of $5,547,350.

C-36 Amendment Agreement entered into among KLT Investments Inc., Kansas City Power & Light Company, Great Plains Energy Incorporated and John Hancock Life Insurance Company relating to certain promissory notes issued by KLT Investments Inc., including the promissory notes included in Exhibits C-21 through C-31, and C-33 through C-35.

C-37 Amendment Agreement entered into among KLT Investments Inc., Kansas City Power & Light Company, Great Plains Energy Incorporated and Community Reinvestment Fund, Inc., made as of October 1, 2001, relating to the promissory note included in Exhibit C-32.



C-38     Remaining Shares Put Option Agreement between KLT
         Telecom Inc. and Richard D. Weinstein, dated February
         6, 2001.

C-39     Remaining Shares Call Option Agreement between Richard
         D. Weinstein and KLT Telecom Inc., dated February 6,
         2001.

C-40 Lease Agreement dated October 1, 1984, between Kansas Gas and Electric Company and Kansas City Power & Light Company, with letter agreement dated April 9, 1991 between Kansas Gas and Electric Company and Kansas City Power & Light Company.

C-41     Facilities Use Agreement by and between St. Joseph
         Light & Power Company and Kansas City Power & Light
         Company for Access by Kansas City Power & Light Company to the Cooper-Fairport-St. Joseph 345 Kilovolt
         Interconnection, dated March 5, 1990.

C-42 Construction and Financing Agreement by and between Associated Electric Cooperative, Inc. and Kansas City Power & Light Company for the Cooper-Fairport-St. Joseph 345 Kilovolt Interconnection, dated March 5, 1990.

C-43     Short Term Railcar Lease Agreement between Kansas City
         Power & Light Company and Midwest Generation LLC, dated
         October 30, 2001.

C-44     Net Lease of Railroad Equipment between Kansas City
         Power & Light Company and Pullman Leasing Company, dated January 11, 1989.

C-45     Master Railcar Lease between The CIT Group/Equipment
         Financing, Inc. and Kansas City Power & Light Company, dated May 2, 2001.

C-46     Master Lease Agreement between The Equipment Funding
         Group, a Division of Provident Commercial Group, Inc.
         and Kansas City Power & Light Company, dated June 18,
         2001.

C-47* Railcar Lease dated as of April 15, 1994, between Shawmut Bank Connecticut, National Association, and Kansas City Power & Light Company (Exhibit 10 to Form 10-Q for period ended June 30, 1994, File No. 1-707).

C-48* Railcar Lease dated as of January 31, 1995, between First Security Bank of Utah, National Association, and Kansas City Power & Light Company (Exhibit 10-o to Form 10-K for year ended December 31, 1994, File No. 1-707).

C-49*    Railcar Lease dated as of September 8, 1998, between
         CCG Trust Corporation and Kansas City Power & Light
         Company (Exhibit 10(b) to Form 10-Q for period ended
         September 30, 1998, File No. 1-707).

E-1      KCP&L Employee Electrical Appliance and Computer Sales
         Program

E-2      KCP&L Residential Heating and Cooling Systems Program

E-3      Electric Kansas Supplemental 2001 Annual Report to the
         State of Kansas State Corporation Commission for the year ending December 31, 2001 of Kansas City Power &
         Light Company (filed on Form SE)

E-4      Electric Utility Annual Report of Wolf Creek Nuclear
         Operating Corporation to the State of Kansas State
         Corporation Commission for the year ending December 31, 2001 (filed on Form SE).

F-9 Classified plant accounts and related depreciation or amortization reserve schedules of KCP&L for the year ended December 31, 2001.

F-11 Statement of Owners' Assets and Statement of Expenses of Wolf Creek Nuclear Operating Corporation for the year ended December 31, 2001.

F-12 Chart of accounts of KLT Inc. and its subsidiaries as of December 31, 2001. (pursuant to Rule 26(b)).

F-13 Chart of accounts of R.S. Andrews Enterprises, Inc. and its subsidiaries as of December 31, 2001. (pursuant to Rule 26(b)).

F-14 Classified plant accounts and related depreciation or amortization reserve schedules of Wolf Creek Nuclear
         Operating Corporation for the year ended December 31, 2001.

                            SIGNATURE

Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the Registrant has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated May 21, 2002.

                             Great Plains Energy Incorporated



/s/ Andrea F. Bielsker

Andrea F. Bielsker
                             Senior Vice President - Finance,
                             Chief Financial Officer and
                             Treasurer